UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35528 / April 9, 2025

In the Matter of

ANTARES STRATEGIC CREDIT FUND
ANTARES PRIVATE CREDIT FUND
ANTARES CAPITAL CREDIT ADVISERS LLC
320 South Canal Street, Ste 4200
Chicago, IL 60606

(812-15719)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(a)(2), 18(c), 18(i) AND 61(a) OF THE
ACT

Antares Strategic Credit Fund, Antares Private Credit Fund and Antares Capital Credit Advisers
LLC, filed an application on March 10, 2025, and an amendment to the application on March 14,
2025, requesting an order under section 6(c) of the Investment Company Act of 1940 ("Act")
granting an exemption from sections 18(a)(2), 18(c), 18(i) and 61(a) of the Act. The order
permits certain registered closed-end management investment companies that have elected to be
regulated as business development companies to issue multiple classes of shares with varying
sales loads and asset-based distribution and/or service fees.

On March 14, 2025, a notice of the filing of the application was issued (Investment Company
Act Release No. 35501). The notice gave interested persons an opportunity to request a hearing
and stated that an order granting the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, that granting the requested exemption is appropriate in the public interest and
consistent with the protection of investors and the purposes fairly intended by the policy and
provisions of the Act.

Accordingly, in the matter of Antares Strategic Credit Fund, et al. (File No. 812-15719),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(a)(2), 18(c), 18(i) and 61(a) of the Act is granted, effective immediately, subject to the condition contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.